                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 1999

                            BackWeb Technologies Ltd.
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

                  3 Abba Hillel Street, Ramat-Gan 52136 Israel
                  --------------------------------------------
                    (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]                   Form 40-F [ ]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes [ ]                          No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with to Rule 12g3-2(b): 82-_____

                            BACKWEB TECHNOLOGIES LTD.
                                    FORM 6-K

INDEX

PART I.    FINANCIAL INFORMATION

Item 1.    Condensed Consolidated Balance Sheets as of June 30, 1999 and December 31, 1998

           Condensed Consolidated Statements of Operations for the Three and Six Months ended June 30, 1999 and 1998

           Condensed Consolidated Statements of Cash Flows for the Six  Months ended June 30, 1999 and 1998

           Notes to Condensed Consolidated Financial Statements

Item 2.    Management's Discussion and Analysis of Financial Conditions and Results of Operations

Item 3.    Qualitative and Quantitative Disclosure About Market Risk

PART II.   OTHER INFORMATION

Item 1.    Legal Proceedings

Item 2.    Changes in Securities and Use of Proceeds

Item 3.    Defaults upon Senior Securities

Item 4.    Submission of Matters to a Vote of Security Holders

Item 5.    Other Information

Item 6.    Exhibits and Reports on Form 8-K

PART I.  FINANCIAL INFORMATION

ITEM 1.
                              FINANCIAL STATEMENTS


                            BACKWEB TECHNOLOGIES LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                         JUNE 30, 1999       DECEMBER 31, 1998
                                                                         -------------       -----------------
                                                                           (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents                                                 $37,047               $  6,449
   Short Term Investments                                                     42,329                      -
   Trade accounts receivable, net of allowance for doubtful
      accounts of $860 and $561 at June 30, 1999 and
      December 31, 1998                                                        4,295                  2,590
   Other current assets                                                          887                    712
                                                                            --------               --------
           Total current assets                                               84,558                  9,751
Property and equipment, net                                                    1,188                  1,030
Goodwill and other purchased intangibles, net                                    962                  1,824
Other assets                                                                     116                     96
                                                                            --------               --------
                                                                            $ 86,824               $ 12,701
                                                                            ========               ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Line of credit                                                           $      -               $  2,000
   Accounts payable and accrued liabilities                                    5,692                  3,357
   Deferred revenue                                                            3,121                  1,666
   Payable to related parties                                                    235                    304
   Current portion of shareholders' loans                                        822                    828
                                                                            --------               --------
           Total current liabilities                                           9,869                  8,155
Accrued severance pay, net                                                       154                     93
Long-term portion of shareholders' loans                                           -                    327

Shareholders' equity (net capital deficiency):

   Preferred Stock                                                             3,454                 41,253
   Common Stock                                                              124,223                  2,002
   Notes receivable from shareholders                                         (3,434)                     -
   Deferred stock compensation                                                (2,962)                (1,638)
   Accumulated deficit                                                       (44,480)               (37,491)
                                                                            --------               --------
           Total shareholders' equity (net capital deficiency)                76,801                  4,126
                                                                            --------               --------
                                                                            $ 86,824               $ 12,701
                                                                            ========               ========

See accompanying notes.

                            BACKWEB TECHNOLOGIES LTD.

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                (IN THOUSANDS, EXCEPT PER SHARE DATA; UNAUDITED)

                                                                      THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                                -------------------------------     --------------------------------
                                                                JUNE 30, 1999     JUNE 30, 1998     JUNE 30, 1999     JUNE 30, 1998
                                                                -------------     -------------     -------------     --------------
Revenues:
   License                                                         $ 4,232           $ 1,727           $ 7,540           $ 3,122
   Service                                                             853               307             1,642               491
                                                                   -------           -------           -------           -------
   Total revenues                                                    5,085             2,034             9,182             3,613

Cost of revenues:
   License                                                              45                74               118               129
   Service                                                             705               353             1,297               650
                                                                   -------           -------           -------           -------
           Total cost of revenues                                      750               427             1,415               779

Gross profit                                                         4,335             1,607             7,767             2,834
Operating expenses:
   Research and development                                          1,411             1,201             2,408             2,478
   Sales and marketing                                               4,365             3,267             8,196             6,588
   General and administrative                                        1,077               693             2,008             1,504
   Amortization of goodwill, other intangibles, and deferred
      stock compensation                                               872               401             2,074               802
                                                                   -------           -------           -------           -------
           Total operating expenses                                  7,725             5,562            14,686            11,372

Loss from operations                                                (3,390)           (3,955)           (6,919)           (8,538)
Interest and other income (expense)                                     86                37               (71)               19

Net loss                                                           $(3,304)          $(3,918)          $(6,990)          $(8,519)
                                                                   =======           =======           =======           =======
Basic and diluted net loss per share                               $ (0.12)          $ (1.67)          $ (0.28)          $ (3.68)
                                                                   =======           =======           =======           =======
Shares used in computing basic and diluted net loss per share       27,643             2,349            25,351             2,316
                                                                   =======           =======           =======           =======
Pro forma basic and diluted net loss per share (unaudited)                           $ (0.20)                            $ (0.44)
                                                                                     =======                             =======
Shares used in computing pro forma basic and diluted net loss
     per share (unaudited)                                                            20,027                              19,550
                                                                                     =======                             =======

See accompanying notes.

                           BACKWEB TECHNOLOGIES LTD.

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                           (IN THOUSANDS, UNAUDITED)

                                                               SIX  MONTHS ENDED
                                                       -------------------------------
                                                       JUNE 30, 1999     JUNE 30, 1998
                                                       -------------     -------------
OPERATING ACTIVITIES
Net loss                                                  $ (6,990)         $(8,519)
Adjustments to reconcile net loss to
   net cash used in operating activities:
   Amortization of intangibles, warrant
      and deferred stock compensation                        2,145              879
   Depreciation                                                342              251
   Remeasurement of stockholders' loans
   Changes in operating assets and liabilities,
      net of effects of acquisition:
      Accounts receivable                                   (1,705)             706
      Other assets                                            (195)            (475)
      Payable to related parties                               (68)            (540)
      Other liabilities and accrued expenses                 2,216              738
      Accounts payable                                          29             (885)
      Accrued compensation                                      90               44
      Deferred revenue                                       1,455               55
      Severance pay                                             61               31
                                                          --------          -------
Net cash used in operating activities                       (2,620)          (7,715)
                                                          --------          -------

INVESTING ACTIVITIES

Purchases of property and equipment                           (500)            (195)
Purchases of investments                                   (42,329)              --
                                                          --------          -------
Net cash used in investing activities                      (42,829)            (195)
                                                          --------          -------

FINANCING ACTIVITIES

Proceeds from/(Repayment of) bank line of credit            (2,000)             459
Proceeds from/(Repayment of) stockholders loan                (333)             (27)
Proceeds from issuance of preferred shares, Net              9,915           11,037
Proceeds from issuance of ordinary shares, Net              68,465               60
                                                          --------          -------
Net cash provided by financing activities                   76,047           11,529
                                                          --------          -------
Net increase (decrease) in
   cash and cash equivalents                                30,598            3,619
Cash and cash equivalents at
   beginning of the period                                   6,449            6,377
                                                          --------          -------
Cash and cash equivalents at
   end of the period                                      $ 37,047          $ 9,996
                                                          ========          =======

NONCASH INVESTING AND FINANCING TRANSACTIONS

Issuance of ordinary shares for notes receivable          $ (3,434)              --
Conversion of redeemable preferred stock to
    Common stock                                          $ 47,331               --
SUPPLEMENTAL DISCLOSURE
Interest paid during the period                           $    157          $   116

See accompanying notes

                            BACKWEB TECHNOLOGIES LTD.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.    BASIS OF PRESENTATION

      The unaudited condensed consolidated financial statements have been prepared by BackWeb Technologies Ltd. in connection with the accounts of BackWeb Technologies Ltd. and its wholly-owned subsidiaries (collectively, "BackWeb" or the "Company") and reflect all adjustments, consisting only of normal recurring adjustments, which in the opinion of management are necessary to present fairly the financial position and the results of operations for the interim periods. The balance sheet at December 31, 1998 has been derived from audited financial statements at such date. The financial statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (the "Commission"), but limit certain information and footnote disclosure necessary to present the statements in accordance with generally accepted accounting principles. These financial statements should be read in conjunction with the Company's financial statements and notes included in BackWeb's Registration Statement on Form F-1 filed with the Commission on June 8, 1999 (the "Registration Statement"). The results of operations for the three and six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for future quarters or for the Company's 1999 fiscal year.

      REVENUE RECOGNITION

      License revenues are comprised of perpetual or multiyear license fees which are primarily derived from contracts with corporate customers and resellers. License revenue is recognized when a license agreement has been executed or a definitive purchase order has been received, the product has been delivered to end customers, no significant BackWeb obligations with regard to implementation remain, the fee is fixed and determinable, and collectibility is probable. For electronic delivery, the software is considered to have been delivered when BackWeb has provided the customer with the access codes that allow for immediate possession of the software. If the fee due from the customer is not fixed and determinable, revenue is recognized as payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. Revenue on arrangements with customers who are not the ultimate users (primary resellers) is not recognized until the product is delivered to the end user.

      Service revenues are comprised of revenue from support arrangements, consulting fees and training. BackWeb's policy is to recognize license revenue when these associated services that are not essential to the functionality of the product. To date, these services have not been essential to the functionality of the product. Support arrangements provide technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenue from support arrangements is deferred and recognized on a straight-line basis as services revenue over the life of the related agreement, which is typically one year. Consulting and training revenue is deferred and recognized when provided to the customer. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

      BackWeb adopted Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), and Statement of Position 98-4, "Deferral of the Effective Date of Provision of SOP 97-2, Software Revenue Recognition" ("SOP 98-4"), as of January 1, 1998. SOP 97-2 and SOP 98-4 provide guidance for recognizing revenue on software transactions and supersede Statement of Position 91-1. The adoption of SOP 97-2 and SOP 98-4 did not have a material impact on BackWeb's financial results.

      In December 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. BackWeb has not yet determined the effect in the final adoption of SOP 98-9 on its financial condition or results of operations.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2.    NET LOSS PER SHARE

      Basic and diluted net loss per share are presented in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"), for all periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of BackWeb's initial public offering (the "Offering", see Note 11) must be included in the calculation of basis and diluted net loss per share as if they had been outstanding for all periods presented. To date, BackWeb has not had any issuances or grants for nominal consideration.

      Basic and diluted net loss per share have been computed using the weighted-average number of ordinary shares outstanding during the period. Basic and diluted pro forma net loss per share, as presented in the statements of operations, have been computed as described above and also give effect to the conversion of all preferred shares, excluding the Series E preferred share, comprised of the redeemable convertible preferred and the convertible preferred shares that will convert automatically upon completion of the Offering (using the as-if converted method) from original date of issuance.

      The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per ordinary share (in thousands, except per share data):

                                                                    Three Months Ended                Six Months Ended
                                                              ------------------------------    ------------------------------
                                                              June 30, 1999    June 30, 1998    June 30, 1999    June 30, 1998
                                                              -------------    -------------    -------------    -------------
Net loss                                                         $(3,304)         $(3,918)         $(6,990)         $(8,519)
                                                                 =======          =======          =======          =======

Basic and diluted:
    Weighted-average shares of common stock outstanding           28,734            2,349           25,935            2,316
    Less weighted-average shares subject to repurchase            (1,091)              --             (584)              --
                                                                 -------          -------          -------          -------
Weighted-average shares used in computing basic and
diluted net loss per common share                                 27,643            2,349           25,351            2,316
                                                                 =======          =======          =======          =======
Basic and diluted net loss per share                             $ (0.12)         $ (1.67)         $ (0.28)         $ (3.68)
                                                                 =======          =======          =======          =======
Pro forma:
    Shares used above                                             27,643            2,349           25,351            2,316
    Proforma adjustment to reflect weighted effect of
      assumed conversion of redeemable convertible and
      convertible preferred stock (unaudited)                         --           17,677               --           17,234
                                                                 -------          -------          -------          -------
    Shares used in computing pro forma basic and diluted
               net loss per share (unaudited)                     27,643           20,027           25,351           19,550
                                                                 =======          =======          =======          =======
    Pro forma basic and diluted net loss per share
               (unaudited)                                       $ (0.12)         $ (0.20)         $ (0.28)         $ (0.44)
                                                                 =======          =======          =======          =======


All preferred stock, outstanding stock options and warrants have been excluded from the calculation of the diluted loss per ordinary share because all such securities are antidilutive for all periods presented. The total number of ordinary shares related to preferred stock, outstanding options and warrants excluded from the calculations of diluted net loss per share were 6,834,000 for the three and six months ended June 30, 1999 and 23,170,000 for the three and six months ended June 30, 1998.

      COMPREHENSIVE INCOME (LOSS)

      BackWeb adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", or FAS 130, at January 1, 1998. Under FAS 130, BackWeb is required to display comprehensive income (loss) and its components as part of the financial statements. Other comprehensive income includes certain changes in equity that are excluded from net income/loss. Specifically, FAS 130 requires unrealized holding gains and losses on available-for-sale securities to be included in accumulated other comprehensive income. BackWeb has no material components of other comprehensive loss and, accordingly, the comprehensive loss is the same as net loss for all periods presented.

3.    SHAREHOLDER APPROVALS

      INCREASE IN AUTHORIZED SHARE CAPITAL, REVERSE STOCK SPLIT, PREFERRED
      SHARE CONVERSIONS, AMENDED AND RESTATED ARTICLES OF ASSOCIATION, INDEMNIFICATION OF OFFICE HOLDERS
      On April 26, 1999, the shareholders approved (i) an increase in the authorized share capital of the Company by New Israeli Shekel ("NIS") 3,500,000, which amount was divided into 350,000,000 Ordinary Shares, par value NIS 0.01 per share; (ii) an increase in the authorized share capital of the Company by NIS 150,000,000, which amount was divided into 50,000,000 Preferred Shares of undesignated series, par value NIS 0.01 per share; (iii) a 3-for-1 reverse stock split of the Company's shares (other than the Series E Preferred Share) effective immediately prior to the pricing of the Company's initial public offering (the "Pricing"); (iv) conversions of any and all Series A, B, C, and D Preferred Shares outstanding immediately prior to the Pricing into Ordinary Shares of the Company; (v) the amended and restated Articles of Association, which amendment became effective immediately prior to the closing of the Company's initial public offering; and (vi) indemnification of office holders of the Company to the fullest extent permitted by law.

      1998 UNITED STATES STOCK OPTION PLAN
      On June 3, 1999, the shareholders approved an amended and restated 1998 United States Stock Option Plan (the "U.S. Plan") that increased the number of shares reserved for issuance under the U.S. Plan to 30,800,000 plus an annual increase to be added on July 1st of each year beginning in 2000 equal to the lesser of (i) 4,200,000 shares, (ii) 3% of the outstanding shares on such date or (iii) an amount determined by the Company's Board of Directors. The U.S. Plan provides for the grant of incentive stock options to employees and nonstatutory stock options and share purchase rights to employees, directors and consultants. The exercise price of options and share purchase rights granted under the 1998 U.S. Option Plan will be as determined by the relevant administrator, although the exercise price of incentive stock options must be at least equal to the fair market value of the Company's ordinary shares on the date of grant. Options granted under the U.S. Plan generally vest over a four-year period. The U.S. Plan will terminate in 2008, unless terminated earlier by the Board of Directors.

      1999 EMPLOYEE STOCK PURCHASE PLAN
      On June 3, 1999, the shareholders approved a 1999 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan, provides the Company's employees with an opportunity to purchase our ordinary shares through accumulated payroll deductions. A total of 600,000 ordinary shares have been reserved for issuance under the Purchase Plan, none of which have been issued. The number of shares reserved for issuance under the Purchase Plan will be subject to an annual increase on each anniversary beginning July 1, 2000 equal to the lesser of (a) 833,333 shares, (b) 2% of the outstanding shares on such date or (c) an amount determined by the Board of Directors. The Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions of up to 15% of an employee's compensation, up to a maximum of $25,000 for all purchases ending within the same calendar year. The first offering period commenced on the date of the public offering and will continue until February 29, 2000, and new offering periods will commence on each March 1 and September 1 thereafter. In the event of an acquisition of BackWeb, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened by setting a new exercise date. The price at which ordinary shares will be purchased under the Purchase Plan is equal to 85% of the fair market value of the ordinary shares on the first or last day of the applicable offering period, whichever is lower. Employees may end their participation in the offering period at any time, and participation automatically ends on termination of employment. The Purchase Plan will terminate in 2009, unless terminated earlier in accordance with its provisions.

4.    INITIAL PUBLIC OFFERING

      On June 8, 1999, BackWeb sold 5,500,000 shares of Ordinary Shares of the Company in an underwritten public offering and on June 9, 1999 sold an additional 825,000 shares through the exercise of the underwriters' over-allotment option for net proceeds of approximately $70,587,000, net of underwriting discounts and commission and before offering expenses. Immediately prior to the Pricing of the public offering, all of the outstanding Series A, Series B, Series C and Series D Preferred Shares were converted into Ordinary Shares. Also, at such time, all Ordinary Shares and exchangeable shares of BackWeb Canada, Inc, a wholly owned subsidiary of BackWeb, were subject to a three-for-one reverse stock split.


ITEM 2.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      We have made forward looking statements in this Report on Form 6-K that are subject to risks and uncertainties. Forward looking statements include information concerning possible or assumed future results of operations of BackWeb. Also, when we use such words as "believes," expects," anticipates" or similar expressions, we are making forward looking statements. You should note that an investment in our securities involves risks and uncertainties that could affect future financial results. Our actual results could differ materially from those anticipated in these forward looking statements as a result of a number of factors, including those set forth in "Risk Factors" and elsewhere in this Report on Form 6-K, as well as the Risk Factors included BackWeb's periodic reports and registration statements filed with the U.S. Securities and Exchange Commission, including, the Registration Statement. BackWeb undertakes no obligation to publicly update or revise any forward-looking statements.

OVERVIEW
      BackWeb is a leading provider of Internet communication infrastructure software and application-specific software that enables companies to communicate business-critical, time-sensitive information to their customers, partners and employees. We were incorporated on August 31, 1995 and commenced our operations in November 1995. During the period from commencement of operations through December 31, 1996, we were in a development stage and had insignificant revenues. Operating activities during this period related primarily to developing our products, building our corporate infrastructure and raising capital. In December 1996, we shipped the first commercial version of our software.

      In August 1997, in an effort to expand the features and functionalities of our product offerings, we acquired all the outstanding shares of Lanacom Inc., a Canadian corporation. The acquisition has been accounted for using the purchase method of accounting, and accordingly the purchase price has been allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair value on the acquisition date. The purchase price of $3.9 million was determined based on the value of shares originally issued and options granted. Of the total purchase price, approximately $3.2 million was allocated to goodwill, representing the excess of the aggregate purchase price on the fair value of tangible and intangible assets. The remainder of the purchase price was allocated to net tangible liabilities assumed
($103,000), developed technology ($400,000) and other identifiable intangible assets ($383,000). Goodwill, developed technology and other identified intangibles are amortized on a straight-line basis over the estimated useful life which range from 24 to 30 months. The first BackWeb product, Version 4.0, incorporating Lanacom's Headliner product, was released in January 1998.

In early 1998, we engaged in a comprehensive reexamination of our business strategy and changed our strategic focus from a consumer-oriented to an enterprise-oriented Internet communication company. In connection with this change in strategy, we undertook a fundamental repositioning and reorganization of our work force, particularly in our sales organization. During 1998, we continued to enhance our infrastructure software, BackWeb Foundation Version 5.0, and in December 1998 released our first packaged application, BackWeb Sales Accelerator. Since our inception, revenues have been derived primarily from the licensing of our products and to a lesser extent from maintenance and support, consulting and training services. The rate of growth of our service revenues is not commensurate with the costs of service revenues such as salaries and related expenses of our customer support and consulting organizations and cost of third party contractors to provide consulting services. Accordingly, our gross margins on service revenues are significantly lower than our gross margins on license revenues. Our products are marketed worldwide through a combination of a direct salesforce, resellers and system integrators.

      We recognize software license revenue in accordance with Statement of Position 97-2, or SOP 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-4, or SOP 98-4. These statements are effective for our transactions entered into after January 1, 1998. The application of SOP 97-2 has not had a material impact on our results of operations. License revenues are comprised of perpetual or multi-year license fees that are primarily derived from contracts with corporate customers and resellers. We generally recognize license revenues when a license agreement has been executed or a definitive purchase order has been received and the product has been delivered to end-user customers, no significant obligations with regard to implementation remain, the fee is fixed and determinable, and collectibility is probable. Revenues on contracts with resellers are not recognized until software is sold through to the end-user.

      Service revenues are primarily comprised of revenues from standard support and maintenance agreements, consulting and training fees. Customers licensing our products generally purchase the standard annual maintenance agreement. Revenues from maintenance agreements are recognized on a straight-line basis over the life of the agreement. Consulting services are billed at an agreed upon rate plus out-of-pocket expenses and training services on a per session basis. We recognize service revenues from consulting and training upon completion of the work to be performed. We have expended significant sums since inception on product development and enhancement of sales and marketing capabilities, and expect that these expenditures will continue to increase as we pursue the emerging opportunities in our markets. The functional currency of our operations is the U.S. dollar, which is the primary currency in the economic environment in which we conduct our business. A significant portion of our research and development expenses is incurred in NIS. The results of our operations are subject to fluctuations in the dollar-NIS exchange rate which is influenced by various global economic factors including inflation in Israel.

RESULTS OF OPERATIONS

      REVENUES
      BackWeb incurred a net loss of approximately $3.3 million for the three months ended June 30, 1999 compared to a net loss of $3.9 million for the three months ended June 30, 1998. For the six months ended June 30, 1999, BackWeb incurred a net loss of approximately $ 7.0 million compared to a loss of $ 8.5 million for the six months ended June 30, 1998. Our revenues are derived primarily from licensing of BackWeb Foundation and BackWeb Sales Accelerator and to a lesser extent from maintenance and support, consulting and training services. Total revenues for the three months ended June 30, 1999 was $ 5.1 million, an increase of approximately $3.1 million or 150% from $2.0 million in the three months ended June 30, 1998. Total revenues for the six months ended June 30, 1999 was $ 9.2 million, an increase of approximately $ 5.6 million or 154.1% from $ 3.6 million in the six months ended June 30, 1998. The increase was due both to growth in license and service revenues.

      Customers outside of the United States accounted for 18.7% of revenues in the three months ended June 30, 1999 compared to 13.7% of revenues in the three months ended June 30, 1998. License revenues were $4.2 million or 83.2% of revenues in the three months ended June 30, 1999 compared to $1.7 million or 84.9% of revenues in the three months ended June 30, 1998. The decrease in license revenue as a percentage of total revenue was primarily due to increased service revenue from support, maintenance and consulting services. Service revenues were $853,000 or 16.8% of revenues in the three months ended June 30, 1999 compared to $307,000 or 15.1% of revenues in the three months ended June 30, 1998. In 1999, we expect our service revenues to increase on an absolute basis and as a percentage of net revenues.

      COST OF REVENUES
      Cost of revenues consists of costs associated with generating license and service revenues. Cost of revenues was $750,000 or 14.7% of revenues for the three months ended June 30, 1999 compared to $427,000 or 21.0% of revenues for the three months ended June 30, 1998. The increase in cost of revenues on an absolute basis was primarily due to growth of our service organization in 1999. Cost of revenues was $ 1.4 million or 15.4% of revenues for the six months ended June 30, 1999 compared to $ 0.8 million or 21.6% of revenues for the six months ended June 30, 1998.

      Cost of license revenues consists primarily of expenses related to media duplication, and packaging of our products and amortization of capitalized developed technology. Cost of license revenues was $45,000 or 0.9% of revenues for the three months ended June 30, 1999 compared to $74,000 or 3.6% of revenues for the three months ended June 30, 1998. Cost of service revenues consists primarily of expenses related to salaries and expenses of our customer support and professional service organizations, including related expenses of our consultants and costs of third party consultants. Cost of service revenues was $705,000, or 13.9% of revenues, in the three months ended June 30, 1999 compared to $353,000 or 17.4% of revenues, in the three months ended June 30, 1998. The increase in cost of service revenues was due to growth of the service organization during 1998 and 1999. We expect cost of service revenues to increase primarily as a result of the increase in our service revenues in addition to the continued expansion of our customer support and professional services organizations.

OPERATING EXPENSES
      RESEARCH & DEVELOPMENT
      Research and development expenses consist primarily of personnel, equipment and supply costs for our development efforts. These expenses are charged to operations as incurred. We have research and development offices in Israel and Canada. Research and development expenses were $1.4 million in the three months ended June 30, 1999 compared to $1.2 million in the three months ended June 30, 1998. Research and development expenses were $ 2.4 million in the six months ended June 30, 1999 compared to $2.5 million in the six months ended June 30, 1998.

      SALES AND MARKETING
      Sales and marketing expenses consist of personnel and related costs for our direct sales force and marketing staff, and marketing programs, including trade shows, advertising, collateral, sales materials, seminars and public relations. We have sales personnel in offices located in the United States, Canada, Europe and Japan. Sales and marketing expenses were $4.4 million in the three months ended June 30, 1999 compared to $3.3 million in the three months ended June 30, 1998. Sales and marketing expenses were $8.2 million for the six months ended June 30, 1999 compared to $6.6 million in the six months ended
June 30, 1998. We expect that sales and marketing expenses will increase on an absolute basis over the next year, as we hire additional sales and marketing personnel, continue to promote our brand and establish sales offices in additional domestic and international locations, but are expected to decrease as a percentage of revenues.

      GENERAL AND ADMINISTRATIVE
      General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, general management, human resources, information services and legal. General and administrative expenses were $1.1 million in the three months ended June 30, 1999 compared to $0.7 million in the three months ended June 30, 1998. General and administrative expenses were $2.0 million in the six months ended June 30, 1999 compared to $1.5 million in the six months ended June 30, 1998. We expect general and administrative expenses to increase on an absolute basis in future periods but continue to decrease as a percentage of revenues.

      AMORTIZATION OF GOODWILL, OTHER INTANGIBLES AND DEFERRED STOCK
      COMPENSATION
      Amortization of goodwill, other intangibles and deferred stock compensation consists of amortization of goodwill and other intangibles associated with our acquisition of Lanacom in August 1997 and deferred stock compensation for the three months ended June 30, 1999 and amortization of goodwill and other intangibles only for the three months ended June 30, 1998. Deferred stock compensation represents the aggregate differences between the respective exercise price of options at their dates of grant and the deemed fair market value or our ordinary shares for accounting purposes. Goodwill and other intangibles are being amortized on a straight line basis over the estimated useful life, generally two to two and one-half years. Deferred stock compensation is presented as a reduction of shareholders' equity and is amortized over the vesting period of the underlying options based on an accelerated vesting method. Amortization expense was $872,000 in the three months ended June 30, 1999 compared to $401,000 in the three months ended June 30, 1998. Amortization expense was $2.1 million for the six months ended June 30, 1999 compared to $ 0.8 million in the six months ended June 30, 1998. The increase in amortization expense was due to deferred stock compensation expense of $477,000 and $1,284,000 that were recorded in the three and six months ended June 30, 1999. We currently expect to record amortization of goodwill, other intangibles and deferred stock compensation of approximately $3.9 million in 1999, $1.3 million in 2000, $674,000 in 2001 and $317,000 in 2002.


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

      OTHER  INCOME (EXPENSE), NET
      Other income (expense), net includes interest income earned on our cash and cash equivalents, offset by interest expense and fair value of warrants issued in connection with borrowings from financial institutions and also includes the effects of foreign currency. Other income was $86,000 in the three months ended June 30, 1999 compared to $37,000 in the three months ended June 30, 1998. For the six months ended June 30, 1999, Other Income (Expense) was $(71,000) compared to $19,000 in the six months ended June 30, 1998. The increase in Other Expense was primarily due to interest paid for bank line of credit.

LIQUIDITY AND CAPITAL RESOURCES
      Since our inception up through the initial public offering, we have funded operations primarily through the private placement of our equity securities, equipment lease financings, borrowings and, most recently, through the proceeds from the public offering of 6.325 million shares. As of June 30, 1999, we had cash, cash equivalents and short term investments of $79.4 million. Cash used in operations include expenditures associated with development activities and marketing efforts related to commercialization of our products. In the six months ended June 30, 1999, cash used in operations was $2.6 million. We have made investments in hardware, software, and furniture and fixtures. Expenditures on property and equipment were approximately $500,000 in the six months ended June 30, 1999. Pursuant to the public offering, we have repaid loans received from some of our shareholders and under a secured credit facility, in the sum of $2.0 million.

      On June 8, 1999, BackWeb sold 5,500,000 shares of Ordinary Shares of the Company in an underwritten public offering and on June 9, 1999 sold an additional 825,000 shares though the exercise of the underwriters' over-allotment option for net proceeds of approximately $70,587,000, before offering expenses.

      Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations and other factors. We expect to devote substantial capital resources to hire and expand our sales, support, marketing and product development organizations, to expand marketing programs, to establish additional facilities worldwide and for other general corporate activities. We believe that our current cash balances along with the proceeds raised from the public offering will be sufficient to fund our operations for at least the next 18 months.

EFFECTIVE CORPORATE TAX RATES
      Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to income tax at the rate of 36% of taxable income. The majority of our income, however, is derived from our company's capital investment program with "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, and is eligible therefore for tax benefits. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which this investment program produces taxable income, provided that we do not distribute such income as a dividend, and a reduced tax rate of 15-25% for the next 5 to 8 years. All of these tax benefits are subject to various conditions and restrictions. See "Israeli Taxation and Investment Programs-Law for the Encouragement of Capital Investments, 1959." There can be no assurance that we will obtain approval for additional Approved Enterprises Programs, or that the provisions of the law will not change.

      Since we have incurred tax losses through December 31, 1998, we have not yet used the tax benefits for which we are eligible. See "Risk Factors".

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS
     Most of our sales are in U.S. dollars. However, a large portion of our costs relate to our operations in Israel. A substantial portion of our operating expenses, primarily our research and development expenses, is denominated in NIS. Costs not effectively denominated in U.S. dollars are translated to U.S. dollars, when recorded, at prevailing exchange rates for the purposes of our financial statements, and will increase if the rate of inflation in Israel exceeds the devaluation of the Israeli currency as compared to the U.S. dollar or if the timing of such devaluations were to lag considerably behind inflation. Consequently, we are and will be affected by changes in the prevailing NIS/U.S. dollar exchange rate. We might also be affected by the U.S. dollar exchange rate to the major European and Asian currencies due to the fact that we operate offices throughout Europe and Asia.

      The annual rate of inflation in Israel was 8.6% in 1998, 7.0% in 1997 and 10.6% in 1996. The NIS was devalued against the U.S. dollar by approximately 17.6% in 1998, 8.8% in 1997 and 3.8% in 1996. The representative dollar exchange rate for converting the NIS to dollars, as reported by the Bank of Israel, was NIS 4.1081 for one U.S. dollar on June 30, 1999.

YEAR 2000 COMPLIANCE

      RISKS POSED BY YEAR 2000.
      We recognize that we must ensure that our products and services will not be adversely affected by Year 2000 software failures. Although we have taken actions and created procedures to ensure our own products and services will properly handle the Year 2000 date change. We have tested all current products for Year 2000 compliance. We used industry standard testing methods for Year 2000 compliance to ensure our products were compliant. These tests and methods were run on all current and many previous versions of our products on all current platforms. Based on results of these tests and methods, we believe our current products are Year 2000 compliant with respect to date calculations and internal storage of date information. However, previous versions of our products may not be Year 2000 compliant. To the extent these products are still being used by our customers, we are subject to the risk that these products will not function properly with respect to the Year 2000. Although we do not have a formal contingency plan to address Year 2000 issues, we are in the preliminary stages of assessing our internal risks associated with the Year 2000 issue. We are working internally and with third-party vendors to assure that we are prepared for the Year 2000. We have inventoried our internal software and hardware systems, as well as products and services provided by third-party vendors. These systems include those related to product delivery, customer service, internal and external communications, accounting and payroll, which we consider critical areas of our business. We presently will be seeking vendor certification for all third-party systems and plan to develop a detailed risk assessment and action plan that will include testing of both critical systems and systems for which no certification has been obtained. The identification, certification and risk assessment phases of our Year 2000 project are expected to be completed by the end of the Company's third quarter of 1999. Subsequent phases will include our own tests and the development of contingency plans and/or corrective solutions for systems which have been identified to be noncompliant. We expect these phases will continue through the first three quarters of 1999. We believe that our most reasonably likely worst-case scenarios related to the year 2000 problem are:

      - a significant year 2000 problem encountered by us could result in disruption of our communication links between our development staff in Israel and Toronto, our staff in San Jose, California and our other domestic and international locations;

      - a significant year 2000 problem encountered by us could result in disruption of our ability to communicate and receive orders from our customers and to provide support and consulting services; or

      - a failure of or degradation in performance due to year 2000 issues encountered by a substantial proportion of the systems that carry Internet traffic, which could negatively affect the performance of our products and the demand for our products.

      COSTS POSED BY YEAR 2000 COMPLIANCE
      To date, our costs to address Year 2000 compliance have not been significant. Based on our preliminary evaluations, we do not believe we will incur significant operating expenses or be required to invest heavily in computer system improvements to be Year 2000 compliant. Although we have not yet developed an exact estimate of these costs, we expect the total costs to be less than $100,000. However, significant uncertainty exists concerning the potential costs and effects associated with Year 2000 compliance.

RECENT ACCOUNTING PRONOUNCEMENTS
      In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. We are required to implement SOP 98-1 for the year ending December 31, 1999. The adoption of SOP 98-1 is expected to have no


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

material impact on our financial condition and results of operations. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). We are required to adopt SFAS 133 for the year ending December 31, 2000. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities. Since we currently hold no derivative financial instruments as defined by SFAS 133 and do not currently engage in hedging activities, adoption of SFAS 133 is expected to have no material effect on our financial condition or results of operations. In December 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15,1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. We have not yet determined the effect of the final adoption of SOP 98-9 on our financial condition or results of operations.

RISK FACTORS

      OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE OUR OPERATING HISTORY IS LIMITED, WE HAVE A HISTORY OF LOSSES AND WE EXPECT FUTURE LOSSES

      We have a limited operating history and an even more limited history operating the business as currently conducted. We cannot be certain that our business strategy will be successful. We were incorporated on August 31, 1995 and did not begin generating revenues until December 1996. In early 1998, we changed our strategic focus from a consumer-oriented to an enterprise-oriented Internet communication company.

      We have not achieved profitability and expect to continue to incur net losses for at least the foreseeable future. We incurred net losses of approximately $15.0 million for the year ended December 31, 1997, $14.6 million for the year ended December 31, 1998 and $7.0 million for the six months ended June 30, 1999. As of June 30, 1999, we had an accumulated deficit of approximately $44.5 million. We expect to continue to incur significant sales and marketing, product development and administrative expenses and expect such expenses to increase in 1999. As a result, we will need to generate significant revenues to achieve and maintain profitability.

      OUR BUSINESS WILL SUFFER IF OUR TARGET CUSTOMERS DO NOT ACCEPT INTERNET SOLUTIONS
      Our future revenues and profits, if any, depend upon the widespread acceptance and use of the Internet as an effective medium of business and communication by our customers. Rapid growth in the use of and interest in the Internet has occurred only recently. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of consumers may not adopt, and continue to use, the Internet and other online services as a medium of commerce and communication. Our success will depend, in large part, on the acceptance of the Internet in the commercial marketplace and on the ability of third parties to provide a reliable Internet infrastructure network with the speed, data capacity, security and hardware necessary for reliable Internet access and services. To the extent that the Internet continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements of users, the Internet infrastructure may not be able to support the demands placed on it and the performance or reliability of the Internet could suffer.

      OUR BACKWEB FOUNDATION PLATFORM AND APPLICATIONS ARE NEW AND IT IS UNCLEAR IF THEY WILL ACHIEVE MARKET ACCEPTANCE
      We do not know if our products will be successful. The market for Internet communications solutions is in its infancy, and we are not certain that our target customers will widely adopt and deploy our technology throughout their networks. Even if our products are effective, our target customers may not choose them for technical, cost, support or other reasons. Our future growth depends on the commercial success of BackWeb Foundation and applications developed upon BackWeb Foundation, such as BackWeb Sales Accelerator.

      RAPID TECHNOLOGICAL CHANGES COULD CAUSE OUR PRODUCTS TO BECOME OBSOLETE The Internet communications market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. If we are unable to develop and introduce products or enhancements in a timely manner to meet these technological changes, we may not be able to successfully compete. In addition, our products may become obsolete in which event we may not be a viable business.

      COMPETITION IN THE INTERNET COMMUNICATIONS MARKET MAY REDUCE THE DEMAND FOR, OR PRICE OF, OUR PRODUCTS
     The Internet communications market is intensely competitive and rapidly changing. We expect that competition will intensify in the near-term because of the attention the Internet is currently receiving and because there are very limited barriers to entry. Our primary long-term competitors may not have entered the market yet because the Internet communications market is new. Competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business to suffer. We may not be able to compete successfully, and competitive pressures may harm our business. Many of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do.

      OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS AND
      SEASONALITY
      Our operating results are difficult to predict. Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including:

      - demand for our products and services;
      - the timing and mix of sales of our products and services;
      - loss of customers;
      - changes in the growth rate of Internet usage;
      - delays in introducing new products and services;
      - new product introductions by competitors;
      - changes in our pricing policies or the pricing policies of our competitors;
      - costs related to acquisitions of technology or businesses; and
      - economic conditions generally as well as those specific to the Internet and related industries.

Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter, our operating results may be below the expectation of public market analysts and investors.

      WE ANTICIPATE INCREASED OPERATING EXPENSES WHICH COULD CAUSE OUR BUSINESS TO SUFFER IF WE DO NOT CORRESPONDINGLY INCREASE REVENUES
      We plan to significantly increase our operating expenses to expand our sales and marketing operations, broaden our customer support capabilities, improve operational and financial systems, develop new distribution channels and fund greater levels of research and development. If we do not significantly increase our revenues to meet these increased expenses, our business will suffer.

      OUR GROWTH MAY SUFFER BECAUSE OF THE DIFFICULTIES IN IMPLEMENTING OUR PRODUCTS
      The use of our products by our customers requires implementation services. Although we currently provide implementation services sufficient to meet our current business level, our growth will be limited in the event we are unable to expand our implementation services personnel or subcontract these services to qualified third parties.

      IF WE LOSE A MAJOR CUSTOMER, OUR REVENUES COULD SUFFER BECAUSE OF OUR CUSTOMER CONCENTRATION
      We have generated a substantial portion of our annual and quarterly historical revenues from a limited number of customers. As a result, if we lose a major customer, or if there is a decline in end-users in any of our customers' licenses, our revenues would be adversely affected. We expect that a small number of customers will continue to account for a substantial portion of revenues for the foreseeable future and revenues from one or more of these customers may represent more than 10% of our revenues in any quarter or a year.

      OUR LONG AND UNPREDICTABLE SALES CYCLE DEPENDS ON FACTORS OUTSIDE OUR CONTROL AND MAY CAUSE LICENSE REVENUES TO VARY SIGNIFICANTLY

      To date, our customers have taken a long time to evaluate our products before making their purchase decisions. The long, and often unpredictable, sales and implementation cycles for our products may cause license revenues and operating results to vary significantly from period to period. Along with our distribution partners, we spend a lot of time educating and providing information to our prospective customers regarding the use and benefits of our products. In addition, our customers often begin by purchasing our products on a pilot basis before they decide whether or not to purchase additional licenses for full deployment. Even after purchase, our customers tend to deploy BackWeb Foundation slowly, depending upon the skill set of the customer, the size of the deployment, the complexity of the customer's network environment; and the quantity of hardware and the degree of hardware configuration necessary to deploy our products.

      FAILURE TO EXPAND OUR SALES AND MARKETING ORGANIZATIONS COULD LIMIT OUR GROWTH
      If we fail to substantially expand our direct and indirect sales and marketing operations in our existing markets, our growth will be limited. We have recently expanded our direct sales force in North America and Europe and plan to hire additional sales personnel to meet market demand. Currently, we believe we will need to significantly expand our sales and marketing organization. We might not be able to hire or retain the kind and number of sales and marketing personnel we are targeting because competition for qualified sales and marketing personnel in the Internet communications market is intense.

      FAILURE TO DEVELOP KEY STRATEGIC RELATIONSHIPS COULD LIMIT OUR GROWTH
      We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain strategic relationships with key independent software vendors, or ISVs, resellers, systems integrators, distribution partners and customers. If we fail to develop these strategic partnerships, our growth could be limited.

      WE MAY EXPERIENCE DIFFICULTIES MANAGING OUR EXPECTED GROWTH AND GEOGRAPHIC DISPERSION
      Our ability to successfully offer products and services and to implement our business plan in the rapidly evolving Internet communications market requires an effective planning and management process. We continue to increase the scope of our operations domestically and internationally and expect to grow our headcount substantially depending on market conditions. These factors have placed, and our anticipated future operations and geographic dispersion will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures, and expand, train and manage our work force worldwide.

      OUR INTELLECTUAL PROPERTY COULD BE USED BY THIRD PARTIES WITHOUT OUR CONSENT BECAUSE PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED; OUR PRODUCTS MAY BE USED IN AN UNINTENDED AND NEGATIVE MANNER
      Our success and ability to compete are substantially dependent upon our internally developed technology, which we protect through a combination of patent, copyright, trade secret and trademark law. However, we may not be able to adequately protect our proprietary rights which may harm our business. Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

      In addition, our products are used to transmit information through the Internet. Our products could be used to transmit harmful applications, negative messages, unauthorized reproduction of copyrighted material, inaccurate data, or computer viruses to end-users in the course of delivery. Any such transmission could damage our reputation or could give rise to legal claims against us. We could spend a significant amount of time and money defending against these legal claims.

      OUR PROPRIETARY TECHNOLOGY MAY BE SUBJECT TO INFRINGEMENT CLAIMS Substantial litigation regarding intellectual property rights exists in the software industry. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could harm our business. We expect that software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segments grows and the functionality of products in different industry segments overlaps. Third parties may make a claim of infringement against us with respect to our products and technology. Any claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays; or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.

      WE DO NOT HAVE SUFFICIENT INSURANCE TO COVER ALL POTENTIAL PRODUCT LIABILITY AND WARRANTY CLAIMS
      Our products are integrated into our customers' networks. The sale and support of our products may entail the risk of product liability or warranty claims based on damage to these networks. In addition, the failure of our products to perform to customer expectations could give rise to warranty claims. Although we carry general liability insurance, our insurance would likely not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed.

      OUR BUSINESS COULD SUFFER IF WE LOSE THE SERVICES OF KEY PERSONNEL
      We will need to hire a significant number of additional sales, support, marketing, and research and development personnel in calendar 1999 and beyond to increase our revenues. If we fail to attract qualified personnel or retain current employees, including, our executive officers and other key employees, our revenues may not increase and could decline. None of our officers or key employees is bound by an employment agreement for any specific term. Our relationships with these officers and key employees are at will. Moreover, we do not have "key person" life insurance policies covering any of our employees.

      ANY MAJOR DEVELOPMENTS IN THE POLITICAL OR ECONOMIC CONDITIONS IN ISRAEL COULD CAUSE OUR BUSINESS TO SUFFER BECAUSE WE ARE INCORPORATED IN ISRAEL AND HAVE IMPORTANT FACILITIES AND RESOURCES LOCATED IN ISRAEL
      We are incorporated under the laws of the State of Israel. Our principal research and development facilities as well as significant executive offices are located in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could significantly harm our business. Inflation in Israel and devaluation of the NIS could have an impact on our financial results. Since a significant portion of our research and development expenses are incurred in NIS, we may be negatively affected by fluctuations in the exchange rate between the U.S. dollar and the NIS. If Israel's economy is hurt by a high inflation rate, our operations and financial condition could suffer.

      ANY FUTURE PROFITABILITY MAY BE DIMINISHED IF TAX BENEFITS FROM THE STATE OF ISRAEL ARE REDUCED OR WITHHELD
      Pursuant to the Law for the Encouragement of Capital Investments, the Israeli government has granted "Approved Enterprise" status to our existing capital investment programs. Consequently, we are eligible for tax benefits for the first several years in which we generate taxable income. Our future profitability may be diminished if all or a portion of these tax benefits are reduced. These tax benefits may be cancelled in the event of changes in Israeli government policies or if we fail to comply with requisite conditions and criteria. Currently the most significant conditions which we must continue to meet include making specified investments in fixed assets, maintaining the development and production nature of our facilities, and financing of at least 30% of these investments through the issuance of capital stock.

      THE LOSS OF OUR RIGHT TO USE SOFTWARE LICENSED TO US BY THIRD PARTIES COULD HARM OUR BUSINESS
      We license technology that is incorporated into our products from third parties, including security and encryption software. Any interruption in the supply or support of any licensed software could disrupt our operations and delay our sales, unless and until we can replace the functionality provided by this licensed software. Because our products incorporate software developed and maintained by third parties, we depend on these third parties to deliver and support reliable products, enhance their current products, develop new production a timely and cost-effective basis and respond to emerging industry standards and other technological changes.

      FAILURE OF OUR PRODUCTS OR COMPUTER SYSTEMS OR THOSE OF OUR CUSTOMERS TO RECOGNIZE THE YEAR 2000 COULD DISRUPT THE OPERATION OF OUR BUSINESS AND TECHNICAL SYSTEMS
      Many currently installed computer systems and software products are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries, including technology, transportation, utilities, finance and telecommunications, will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. In addition, we face the possibility that our products will fail due to processing errors caused by inaccurate calculations with respect to the Year 2000. Year 2000 compliance efforts may involve significant time and expense, and uncorrected problems could harm our business. Moreover, we may face claims based on Year 2000 issues arising from the integration of multiple products within an overall system. We may also experience reduced sales of our products as potential customers reduce their budgets for our products due to increased expenditures on their own Year 2000 compliance efforts. For a further discussion of Year 2000 issues, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

      ISRAELI REGULATIONS MAY LIMIT OUR ABILITY TO ENGAGE IN RESEARCH AND DEVELOPMENT AND EXPORT OUR PRODUCTS
      Under Israeli law we are required to obtain an Israeli government license to engage in research and development of and export of the encryption technology incorporated in our products. Our current government license to engage in these activities expires April 4, 2000. Our research and development activities in Israel and our ability to export our products out of Israel would be limited if the Israeli government revokes our current license, our current license is not renewed, our license fails to cover the scope of the technology in our products, or Israeli law regarding research and development or export of encryption technologies were to change.

ITEM 3.

            QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

      We develop products in Israel and sell them in North America, Asia and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. We regularly assess these risks and have established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, the Company does not anticipate material losses in these areas. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

PART II.  OTHER INFORMATION

ITEM 1.
                                LEGAL PROCEEDINGS

         We are not currently a party to any material legal proceedings.

ITEM 2.
                    CHANGES IN SECURITIES AND USE OF PROCEEDS

      The effective date of the Registration Statement for the Company's initial public offering, filed on Form F-1 under the Securities Act of 1933 (File No. 333-10358), was June 7, 1999. The class of securities registered was Ordinary Shares. The offering commenced on June 8, 1999. The managing underwriters for the offering were Goldman Sachs & Co., BancBoston Robertson Stephens Inc., Lehman Brothers Inc. and Wit Capital Corporation.

      Pursuant to the Registration Statement, the Company sold 6,325,000 Ordinary Shares for an aggregate price of $75.9 million. The Company incurred expenses of approximately $9.4 million, of which $5.3 million represented underwriting discounts and commissions and approximately $4.1 represented other expenses related to the offering. The net offering proceeds to the Company after total expenses was $66.5 million.

     We have used approximately $2.0 million of the net proceeds of the initial public offering to repay indebtedness. The remaining net proceeds have been invested in interest-bearing, investment-grade securities. The use of the proceeds from the public offering does not represent a material change in the use of proceeds described in the prospectus.

ITEM 3.
                         DEFAULTS UPON SENIOR SECURITIES

      None.

ITEM 5.
                                OTHER INFORMATION

      None.

ITEM 5.
                        EXHIBITS AND REPORTS ON FORM 8-K
(A) EXHIBITS

Exhibit No.       Description
 3.1              Articles of Association of Registrant*

 3.2 Memorandum of Association of Registrant (English translation)*

 4.1              Specimen of Ordinary Share Certificate*

 4.2              Fourth Amended and Restated Rights Agreement *

 4.3              Form of Liquidity Proposal between BackWeb Technologies, Ltd.
                  and the Exchangeable shareholders *

10.1              1996 Israeli Share Option Plan (English translation)*

10.2              1996 U.S. Share Option Plan*

10.3              1998 U.S. Share Option Plan*

10.4              1999 Employee Stock Purchase Plan*

10.5              Lease Agreement for 3 Abba Hillel Street, Ramat Gan, Israel
                  (English translation)*

10.6              Lease Agreement for 34 Tuval Street, Ramat Gan, Israel
                  (English translation)*

10.7              Lease Agreement for 2077 Gateway Place, Suite 500, San Jose,
                  California*

10.8              Form of Agreement by and among Interad (1995) Ltd. and Nir
                  Barkat Holdings Ltd., Eli Barkat Holdings Ltd., Yuval 63
                  Holdings (1995) Ltd., and Lior Hass and Iftah Sneh*

10.9 Loan and Security Agreement, and schedule thereto, between BackWeb Technologies Ltd. and Transamerica Business Credit
                  Corporation, dated as of December 24, 1998*

10.10             Voting and Exchange Trust Agreement between BackWeb
                  Technologies Ltd., BackWeb Canada Inc. and the Trust Company of Bank of Montreal, dated as of August 8, 1997*

10.11             Fourth Amended and Restated Rights Agreement, dated as of
                  March 24, 1999*

10.12             Agreement and Plan of Acquisition by and among BackWeb
                  Technologies Ltd., BackWeb Canada Inc., Lanacom Inc. and
                  Anthony Davis, dated as of July 1, 1997*

10.13+            Software License and Distribution Agreement for Embedded
                  Products, by and between BackWeb Technologies Ltd. and SAP AG, dated March 17, 1999*

10.14+            Software Development and OEM License Agreement by and between
                  BackWeb Technologies Ltd. and Baan Development B.V., dated as of December 30, 1998*

20.1 July 26, 1999 Press Release: "BackWeb Reports Record Revenues for Second-Quarter 1999"

21.1              Subsidiaries of the Registrant*

27.1              Financial Data Schedule

(B)   REPORTS ON FORM 8-K
      None.

------------------
*incorporated herein by reference to the corresponding Exhibit from the
 Company's Registration Statement on Form F-1 (File No. 333-10358)
+Certain portions of this exhibit have been granted confidential treatment by the Commission. The omitted portions have been separately filed with the Commission.

                                   SIGNATURES


      Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BACKWEB TECHNOLOGIES LTD.


Date: August 19, 1999                  By: /s/ HANAN MIRON
                                          --------------------------
                                           Hanan Miron,
                                           Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.       Description
 3.1              Articles of Association of Registrant*

 3.2 Memorandum of Association of Registrant (English translation)*

 4.1              Specimen of Ordinary Share Certificate*

 4.2              Fourth Amended and Restated Rights Agreement *

 4.3              Form of Liquidity Proposal between BackWeb Technologies, Ltd.
                  and the Exchangeable shareholders*

10.1              1996 Israeli Share Option Plan (English translation)*

10.2              1996 U.S. Share Option Plan*

10.3              1998 U.S. Share Option Plan*

10.4              1999 Employee Stock Purchase Plan*

10.5              Lease Agreement for 3 Abba Hillel Street, Ramat Gan, Israel
                  (English translation)*

10.6              Lease Agreement for 34 Tuval Street, Ramat Gan, Israel
                  (English translation)*

10.7              Lease Agreement for 2077 Gateway Place, Suite 500, San Jose,
                  California*

10.8              Form of Agreement by and among Interad (1995) Ltd. and Nir
                  Barkat Holdings Ltd., Eli Barkat Holdings Ltd., Yuval 63
                  Holdings (1995) Ltd., and Lior Hass and Iftah Sneh*

10.9 Loan and Security Agreement, and schedule thereto, between BackWeb Technologies Ltd. and Transamerica Business Credit
                  Corporation, dated as of December 24, 1998*

10.10             Voting and Exchange Trust Agreement between BackWeb
                  Technologies Ltd., BackWeb Canada Inc. and the Trust Company of Bank of Montreal, dated as of August 8, 1997*

10.11             Fourth Amended and Restated Rights Agreement, dated as of
                  March 24, 1999*

10.12             Agreement and Plan of Acquisition by and among BackWeb
                  Technologies Ltd., BackWeb Canada Inc., Lanacom Inc. and
                  Anthony Davis, dated as of July 1, 1997*

10.13+            Software License and Distribution Agreement for Embedded
                  Products, by and between BackWeb Technologies Ltd. and SAP AG, dated March 17, 1999*

10.14+            Software Development and OEM License Agreement by and between
                  BackWeb Technologies Ltd. and Baan Development B.V., dated as of December 30, 1998*

20.1 July 26, 1999 Press Release: "BackWeb Reports Record Revenues for Second-Quarter 1999"

21.1              Subsidiaries of the Registrant*

27.1              Financial Data Schedule

------------------
*incorporated herein by reference to the corresponding Exhibit from the
 Company's Registration Statement on Form F-1 (File No. 333-10358)
+Certain portions of this exhibit have been granted confidential treatment by the Commission. The omitted portions have been separately filed with the Commission.